

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2022

Eugene Williams
Chairman and Chief Executive Officer
ProMIS Neurosciences Inc.
Suite 200, 1920 Yonge Street
Toronto, Ontario
M4S 3E2

Re: ProMIS Neurosciences Inc.
Registration Statement on Form 10
Exhibit Nos. 10.1, 10.2, 10.3, 10.3.1, 10.3.2, 10.3.3, 10.3.4, 10.4, 10.5, 10.6, 10.7, 10.7.2, 10.7.3, 10.9, 10.11, 10.12.4, 10.33, 10.34, & 10.35
Filed June 22, 2022
File No. 001-41429

Dear Mr. Williams:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance